SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (AMENDMENT NO. 2)


                                IBL BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   449219 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |X|      Rule 13d-1(b)
         |_|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)


                                Page 1 of 5 Pages


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CUSIP NO. 449219 10 4                                          Page 2 of 5 Pages
---------------------                                          -----------------



1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          IBL Bancorp, Inc. Employee Stock Ownership Plan    72-1421499

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [_]
                                                             (b)  [_]

3.        SEC USE ONLY


4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Louisiana

5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

          3,796

6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

          13,073

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

          3,796

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

          13,073

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,869

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [_]

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.0%

12.       TYPE OF REPORTING PERSON

          EP
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CUSIP NO. 449219 10 4                                          Page 3 of 5 Pages
---------------------                                          -----------------

Item 1(a)         Name of Issuer:

                  IBL Bancorp, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  23910 Railroad Avenue
                  Plaquemine, Louisiana 70764

Item 2(a)         Name of Person Filing:

                  IBL Bancorp, Inc. Employee Stock Ownership Plan

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  IBL Bancorp, Inc.
                  23910 Railroad Avenue
                  Plaquemine, Louisiana 70764

Item 2(c)         Citizenship:

                  Louisiana

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e)         CUSIP Number:

                  449219 10 4

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  (f)     |X|     An employee benefit plan or endowment fund in
                                  accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4.           Ownership.

                  (a)  Amount beneficially owned:

                  16,869

                  (b)  Percent of class: 8.0%


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CUSIP NO. 449219 10 4                                          Page 4 of 5 Pages
---------------------                                          -----------------

                  (c)  Number of shares as to which such person has:

                       (i)   Sole power to vote or to direct the vote 3,796

                       (ii)  Shared power to vote or to direct the vote 13,073

                       (iii) Sole power to dispose or to direct the disposition
                             of 3,796

                       (iv) Shared power to dispose or to direct the disposition of 13,073

                  The IBL Bancorp, Inc. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the IBL Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees and will generally vote unallocated shares held in the ESOP in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP Trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will generally be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December 31, 2000, 3,796 shares have been or were committed to be allocated to participants' accounts and 13,073 shares were unallocated.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable since the reporting entity owns more than 5% of the class.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable since the reporting entity is not a member of a group.

Item 9.           Notice of Dissolution of Group.

                  Not applicable since the reporting entity is not a member of a group.


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CUSIP NO. 449219 10 4                                          Page 5 of 5 Pages
---------------------                                          -----------------

Item 10.          Certifications.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                IBL BANCORP, INC.
                                  EMPLOYEE STOCK OWNERSHIP PLAN TRUST

February 12, 2001              By:    /s/ G. Lloyd Bouchereau, Jr.
                                      ------------------------------------------
                                      G.  Lloyd Bouchereau, Jr.,  Trustee



February 12, 2001              By:    /s/ Bobby E. Stanley
                                      ------------------------------------------
                                      Bobby E. Stanley, Trustee



February 12, 2001              By:    /s/ Danny M. Strickland
                                      ------------------------------------------
                                      Danny M. Strickland, Trustee